4.5

                      ACKNOWLEDGEMENT TO PAY DAVID CRESSON

This document is to validate that BioGentech Corp. owes me funds in return for services that have been previously provided on a consulting basis. I provided consumer pricing consulting services to BioGentech.

As of this date, the outstanding balance due for my services rendered is $31,800.00. In addition, a fee in the amount of 20% has been added to the balance due based on the long term of this receivable.

This brings the total amount owed to me by BioGentech to $38,160.00


By:       /s/  David V. Cresson
          -------------------------------------

Name:     David V. Cresson

Date:     4/8/04
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Acknowledged and accepted by BioGentech Corp.

By:       /s/  Chas Radovich
          -------------------------------------
          Chas Radovich, President

Date:     4/9/04
          -------------------------------------